

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Alan D. Wilson
President & Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152

Re: McCormick & Company, Incorporated
Form 10-K for Fiscal Year Ended November 30, 2007
Filed January 28, 2008
File No. 001-14920

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended November 30, 2007</u>

<u>Item 9A. Controls and Procedures</u>

<u>Disclosure Controls and Procedures, page 11</u>

1. You disclose that you maintain a system of disclosure controls and procedures “that is designed to provide reasonable assurance that information which is required to be disclosed is accumulated and communicated to management in a timely manner.” Item 307 of Regulation S-K requires that you disclose your

officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure and includes "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed… is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Please conform your definition to the definition within Rule 13a-15(e) of the Exchange Act.

Exhibit 13 – 2007 Annual Report

Management's Discussion and Analysis – Results of Operations, page 18

2.   We note that you identify various factors and offsetting trends that impacted the year to year trends of your results of operations and the related financial statement line items. For example, you state that your gross profit margin for 2007 as compared to 2006 was "unfavorably impacted by higher material costs in 2007 that were only partially offset by price increases…" without quantifying the impact of each factor and without discussion of the business developments or external events that underlie the increases in material costs. Please expand your management's discussion and analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Additionally, to the extent that material increases offset material decreases, those increases and decreases should be separately quantified in your management's discussion and analysis. Please refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm

Critical Accounting Estimates and Assumptions

Goodwill and Intangible Asset Valuation, page 32

3.   We note your policy to test goodwill and non-amortizable intangible assets for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount. Please revisit your policy to ensure that it conforms the criteria of paragraph 17 of FAS 142, which indicates impairment testing should occur if events or changes in circumstances indicate that the asset might be impaired. Please clarify your policy disclosure accordingly. Please also tell us

whether the application of the clarified policy materially effects your previously-issued financial statements or the results of your impairment analysis and testing.

Contractual Obligations and Commercial Commitments

Contractual Cash Obligations Due by Year, page 30

4.   We note your disclosure that you have excluded your pension and postretirement funding from the table of contractual cash obligations because of the variability resulting from future changes in legislation and assumptions. Please include these amounts in your table using your current assumptions about future legislation, estimates, and funding expectations.

Financial Information – Financial Statements

Note 2 – Acquisitions, page 45

5.   In regards to your acquisition of Lawry's and Adolph's brands, please tell us your conclusions as to whether you are required to furnish financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please tell us the summary basis for your conclusion and, if applicable, when you expect to furnish the related financial statements.

Note 5 – Investments in Affiliates, page 47

6.   Please expand your disclosure to include the information required to be disclosed by paragraphs 20(a) and 20(b) of APBO No. 18.

Note 13 – Commitments and Contingencies, page 57

7.   We note your disclosure regarding reserves for claims and litigation. Please expand your disclosure to describe the nature and amount of any loss contingencies that have been accrued. Refer to paragraph 9 of FAS 5. If no such amounts have been accrued, or to the extent you determine that the accrual is immaterial, please disclose that fact.

Note 14 – Business Segments and Geographic Areas, page 57

8.   We note you disclose "operating income excluding restructuring charges" as your measure for evaluating segment performance. We also note that this amount is wholly comprised of amounts attributed to both your consumer and industrial segments, which reconciles to your income statement after inclusion of restructuring charges. This implies that all operating activities, including

corporate activities, are allocated to, or otherwise included within, the two segments in deriving operating income excluding restructuring charges for each segment. (i.e. all corporate operating activities are "pushed-down" into one of the two segments.) Please explain why you have not disclosed an allocation of depreciation and amortization expense to these segments, when it appears that those expenses, along with all other operating expenses (except for restructuring charges) have been allocated in deriving operating income excluding restructuring charges for each segment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief